5401 Mallory Lane, Suite 210
Franklin, TN 37067

November 15, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    J. Nolan McWilliams
Justin Dobbie

Re:	Clover Health Investments, Corp. Registration Statement on Form S-1 File No. 333-261078 REQUEST FOR ACCELERATION OF EFFECTIVENESS
Acceleration Request
    Requested Date:    November 17, 2021
    Requested Time:    4:30 p.m. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Clover Health Investments, Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the Company’s Registration Statement on Form S-1 (File No. 333-261078) effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Niki Fang, who is an attorney with the Company’s outside legal counsel, Orrick, Herrington & Sutcliffe LLP, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Ms. Fang at (415) 773-5540.

[Signature page follows]

Sincerely, Clover Health Investments, Corp. By: /s/ Mark Herbers Name: Mark Herbers Title: Chief Financial Officer

cc:	Vivek Garipalli, Clover Health Investments, Corp
Andrew Toy, Clover Health Investments, Corp.
Gia Lee, Clover Health Investments, Corp.
Stephen Thau, Esq., Orrick, Herrington & Sutcliffe LLP
William L. Hughes, Esq., Orrick, Herrington & Sutcliffe LLP
Niki Fang, Esq., Orrick, Herrington & Sutcliffe LLP